

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Jeff Dekker
Vice President of Finance
GlobeImmune, Inc.
1450 Infinite Drive
Louisville, CO 80027

> **Re:** **GlobeImmune, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-194606**

Dear Mr. Dekker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business
Overview, page 92

1. We note your revised disclosure in response to our prior comment 12 and reissue our comment in part. Please revise your disclosure to describe any INDs submitted for GS-4774 by indication and disclose when these INDs were filed and by whom. Additionally, with a view towards revised disclosure, if you or someone else has not filed an IND for GS-4774 for the indications described, please explain your decision not to file the applicable IND.

Executive and Directors Compensation
Employment Agreements, page 126

2. We note your response to our prior comment 16. Please note that Instruction 1 to Item 601(b)(10) of Regulation S-K specifically provides that "[w]ith the exception of

management contracts," registrants need not file individual executive officers' personal agreements under compensatory plans. Accordingly, we reissue our comment.

Notes to Financial Statements
(8) Deferred Revenue, F-34-35

3. Please refer to your response to our prior comment 18.
   - On page F-4, disaggregate revenue to provide separate line items for each category discussed in rule 5-03(b)1. of Regulation S-X.
   - Tell us:
     - the amount of costs incurred in each period presented related to the manufacturing supply for Phase 2 trials; and
     - how these costs meet the definition of research and development in ASC 730-10 in order to support your classification within research and development expenses as it is not clear given that Gilead is responsible for performing the trials and is paying you for the supply, which you record as revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Brent D. Fassett
        Cooley LLP
        380 Interlocken Crescent, Suite 900
        Broomfield, CO 80021